SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 2 )


                                 J. BAKER, INC.
                                 --------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    057232100
                                    ---------
                      (CUSIP Number of Class of Securities)


                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                              Shahe Sinanian, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                November 17, 2000
                                -----------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].
                         (Continued on following pages)

                              (Page 1 of 10 Pages)

SCHEDULE  13D
________________________________________________________________________________
CUSIP No.057232100                                     Page 2 of 10 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
:  13-3688497
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
                                                      (b) [_]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   SOURCE OF FUNDS
     WC (SEE ITEM 3)
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                       [_]
________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
________________________________________________________________________________

  NUMBER OF         7.  SOLE VOTING POWER
   SHARES               387,800
 BENEFICIALLY  _________________________________________________________________
  OWNED BY          8.  SHARED VOTING POWER
   EACH        _________________________________________________________________
 REPORTING          9.  SOLE DISPOSITIVE POWER
  PERSON                387,800
    WITH       _________________________________________________________________
                   10.  SHARED DISPOSITIVE POWER
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     387,800 shares
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.8%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON
     PN
________________________________________________________________________________


                              (Page 2 of 10 Pages)

SCHEDULE  13D
________________________________________________________________________________
CUSIP No.057232100                                     Page 3 of 10 Pages
________________________________________________________________________________
1. NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
                                                      (b) [_]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   SOURCE OF FUNDS
     WC (SEE ITEM 3)
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                       [_]
________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     CAYMAN ISLANDS
________________________________________________________________________________
  NUMBER OF         7.  SOLE VOTING POWER
   SHARES               191,300
 BENEFICIALLY  _________________________________________________________________
  OWNED BY          8.  SHARED VOTING POWER
   EACH        _________________________________________________________________
 REPORTING          9.  SOLE DISPOSITIVE POWER
  PERSON                191,300
    WITH       _________________________________________________________________
                   10.  SHARED DISPOSITIVE POWER
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     191,300 shares
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.4%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON
     CO
________________________________________________________________________________


                              (Page 3 of 10 Pages)

SCHEDULE  13D
________________________________________________________________________________
CUSIP No.057232100                                     Page 4 of 10 Pages
________________________________________________________________________________
1.   NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. I
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  13-3953291
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X]
                                                      (b) [_]
________________________________________________________________________________
3.   SEC USE ONLY
________________________________________________________________________________
4.   SOURCE OF FUNDS
     WC (SEE ITEM 3)
________________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                       [_]
________________________________________________________________________________
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
________________________________________________________________________________
  NUMBER OF         7.  SOLE VOTING POWER
   SHARES               477,850
 BENEFICIALLY  _________________________________________________________________
  OWNED BY          8.  SHARED VOTING POWER
   EACH        _________________________________________________________________
 REPORTING          9.  SOLE DISPOSITIVE POWER
  PERSON                477,850
    WITH       _________________________________________________________________
                   10.  SHARED DISPOSITIVE POWER
________________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     477,850 shares
________________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                          [_]
________________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.4%
________________________________________________________________________________
14.  TYPE OF REPORTING PERSON
     PN
________________________________________________________________________________


                              (Page 4 of 10 Pages)

Item 1. Security and Issuer.

        This Statement relates to shares of the Common Stock, $0.50 par value per share (the "Shares"), of J. Baker, Inc., a Massachusetts corporation (the "Issuer"). The principal executive offices of the Issuer are located at 555 Turnpike Street, Canton, Massachusetts 02021.

Item 2. Identity and Background.

        (a), (b), (c) and (f). This Statement is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), and Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"). Although the Partnership, the Fund and Partnership-I are each separate and distinctive entities with different beneficial owners (whether designated as limited partners or stockholders), for the convenience of reporting their holdings, in this Statement, they are sometimes referred to collectively as the "Wynnefield Group".

        Wynnefield Capital Management, LLC, a New York limited liability company ("WCM"), is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Nelson Obus and Joshua Landes are the managing members of WCM and the principal executive officers of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America.

        The business address of Mr. Obus, Mr. Landes, WCM, and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

        (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

        The Wynnefield Group entities purchased their Shares, separately from each other, for the consideration shown in the following table:




                              (Page 5 of 10 Pages)

Name                        Number of Shares           Consideration Paid
----                        ----------------           ------------------

Partnership                       14,150               $62,726.95
Partnership-I                     16,600               $73,587.80
Fund                               6,700               $29,701.10

        Such Shares were paid for from the separate working capital of each entity in the Wynnefield Group, each of which maintains a separate investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

Item 4. Purposes of Transaction.

        Each member of the Wynnefield Group acquired the Shares reported in Item 5 below for investment purposes. If any member of the Wynnefield Group determines that the ownership of the Issuer's securities represent an attractive investment opportunity, it reserves the right to buy additional Shares with the understanding that neither such purchases nor the exercise of its rights as a stockholder of the Issuer is intended as a "control" device with respect to the Issuer.

        The Wynnefield Group wants to ensure that management continues to follow through on its stated initiatives to maximize shareholder value, which initiative was furthered by management's recent reduction of debt and sale of certain assets which allow J. Baker to operate largely in the "Big and Tall Men's" area. To assist in the furtherance of this initiative, the Wynnefield Group intends to continue to work with management to ensure the continued maximization of shareholder value.

        Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer.

        (a) As of the close of business on the date hereof, the three entities referred to as the Wynnefield Group beneficially owned a total of 1,056,950 Shares, after giving effect to the transactions set forth in Item 3 of this Statement. Mr. Obus and Mr. Landes, by virtue of their status as managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, may be deemed to have indirect beneficial ownership of the Shares owned by the three entities referred to as the Wynnefield Group.


                              (Page 6 of 10 Pages)

        However, Mr. Obus and Mr. Landes, as stated below, disclaim any beneficial ownership of such Shares. The Shares owned by the three entities referred to as the Wynnefield Group represent approximately 7.51% of the outstanding Shares of the Issuer, based on the 14,068,698 Shares reported as outstanding on July 29, 2000 in the Issuer's latest Quarterly Report on Form 10-Q.

        Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus and Mr. Landes disclaim beneficial ownership of any Shares owned by the three entities comprising the Wynnefield Group and disclaim membership in the Wynnefield Group with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

        (b) Mr. Obus and Mr. Landes, by virtue of their status as the managing members of WCM, the general partner of the Partnership and Partnership-I, and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by each of the three entities comprising the Wynnefield Group.

        (c) In the past sixty (60) days, the entities in the Wynnefield Group made their separate purchases and sales of Shares as follows:






                              (Page 7 of 10 Pages)

                                                        NUMBER OF    PRICE PER
NAME            TRANSACTION     DATE                    SHARES       SHARE
----            -----------     ----                    --------     ---------
Partnership     Buy             October 5, 2000         11,300       $4.3750
Partnership     Buy             October 11, 2000         7,500       $4.0937
Partnership     Buy             October 13, 2000         3,800       $4.0625
Partnership     Buy             October 17, 2000         1,500       $3.8750
Partnership     Buy             October 18, 2000         3,800       $3.7500
Partnership     Buy             November 2, 2000           700       $3.4975
Partnership     Buy             November 13, 2000        1,300       $3.4030
Partnership     Buy             November 15, 2000        3,800       $2.7343
Partnership     Buy             November 15, 2000        7,500       $2.8300
Partnership     Buy             November 16, 2000        3,800       $2.4844
Partnership     Buy             November 17, 2000       14,150       $4.4330

Partnership-I   Buy             October 5, 2000         13,300       $4.3750
Partnership-I   Buy             October 11, 2000         8,900       $4.0937
Partnership-I   Buy             October 13, 2000         4,400       $4.0625
Partnership-I   Buy             October 17, 2000         1,800       $3.8750
Partnership-I   Buy             October 18, 2000         4,400       $3.7500
Partnership-I   Buy             November 2, 2000           900       $3.4975
Partnership-I   Buy             November 13, 2000        1,600       $3.4030
Partnership-I   Buy             November 15, 2000        4,400       $2.7343
Partnership-I   Buy             November 15, 2000        8,900       $2.8300
Partnership-I   Buy             November 16, 2000        4,400       $2.4844
Partnership-I   Buy             November 17, 2000       16,600       $4.4330


                              (Page 8 of 10 Pages)

                                                        NUMBER OF    PRICE PER
NAME            TRANSACTION     DATE                    SHARES       SHARE
----            -----------     ----                    --------     ---------
Fund            Buy             October 5, 2000          5,400       $4.3750
Fund            Buy             October 11, 2000         3,600       $4.0937
Fund            Buy             October 13, 2000         1,800       $4.0625
Fund            Buy             October 17, 2000           700       $3.8750
Fund            Buy             October 18, 2000         1,800       $3.7500
Fund            Buy             November 2, 2000           400       $3.4975
Fund            Buy             November 13, 2000          600       $3.4030
Fund            Buy             November 15, 2000        1,800       $2.7343
Fund            Buy             November 15, 2000        3,600       $2.8300
Fund            Buy             November 16, 2000        1,800       $2.4844
Fund            Buy             November 17, 2000        6,700       $4.4330


        (d) Each of the entities comprising the Wynnefield Group as owners of the shares specified in Item 3 of this Statement has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares specified in Item 3 of this Statement, but only from such Shares.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Neither Mr. Obus, Mr. Landes, WCM, nor any of the entities comprising the Wynnefield Group has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

        Not applicable.



                              (Page 9 of 10 Pages)

                                    SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 29, 2000

                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                            WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

                            By:  Wynnefield Capital Management, LLC
                                 General Partner

                            By:  /s/Nelson Obus
                                 -------------------------------------
                                 Nelson Obus, Managing Member


                            WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                            By:  Wynnefield Capital, Inc.


                                 /s/Nelson Obus
                                 -------------------------------------
                                 Nelson Obus, President












                              (Page 10 of 10 Pages)